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                            August 2, 2021

       Brian Lian, Ph.D.
       President and Chief Executive Officer
       Viking Therapeutics, Inc.
       12340 El Camino Real, Suite 250
       San Diego, CA 92130

                                                        Re: Viking
Therapeutics, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed July 28, 2021
                                                            File No. 333-258231

       Dear Dr. Lian:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jessica
Ansart at (202) 551-4511 with any questions.




                            Sincerely,


                            Division of Corporation Finance

                            Office of Life Sciences
       cc:                                              Samantha Eldredge